EXHIBIT 99.4

BOYD GAMING CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations is based upon and should be read in conjunction with the historical consolidated financial statements and related notes of Boyd Gaming Corporation (“Boyd”) included in Boyd’s Form 10-K for the year ended December 31, 2012.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012, gives effect to (i) the acquisition on November 20, 2012 of Peninsula Gaming, LLC (“PGL”) by Boyd; (ii) certain adjustments that are directly attributable to the acquisition of PGL and will have continuing impact; and (iii) Boyd’s financing of the PGL acquisition. The unaudited pro forma condensed combined statement of operations assumes that these transactions were consummated on January 1, 2012. No pro forma balance sheet information is presented because the transaction is already fully reflected in Boyd’s consolidated balance sheet as of December 31, 2012.

The unaudited pro forma condensed combined statement of operations has been prepared based upon currently available information and assumptions that are deemed appropriate by Boyd’s management. The pro forma information is for informational purposes only and is not intended to be indicative of what actual results would have been, nor does such data purport to represent the combined financial results of Boyd and PGL for future periods. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial statements of Boyd are prepared in accordance with Article 11 of Regulation S-X.

BOYD GAMING CORPORATION

Pro Forma Condensed Combined Statement of Operations

for the year ended December 31, 2012

(unaudited)

	Year Ended December 31, 2012
	Boyd Gaming Corporation (Note 1)	Peninsula Gaming, LLC (Note 2)	Pro Forma Adjustments (Note 3)		Pro Forma Combined
	(in thousands, except per share data)
REVENUES
Gaming	$2,110,233	$438,417	$—		$2,548,650
Food and beverage	417,506	29,802	—		447,308
Room	264,903	—	—		264,903
Other	145,460	14,655	—		160,115

Gross revenues	2,938,102	482,874	—		3,420,976
Less promotional allowances	450,676	17,686	—		468,362

Net revenues	2,487,426	465,188	—		2,952,614

COSTS AND EXPENSES
Gaming	1,011,064	198,680	—		1,209,744
Food and beverage	219,921	18,736	—		238,657
Room	55,531	—	—		55,531
Other	111,075	10,190	—		121,265
Selling, general and administrative	452,926	44,160	8	(a)	497,094
Maintenance and utilities	155,016	9,792	—		164,808
Depreciation and amortization	214,332	36,743	25,187	(b)	276,262
Corporate expense	50,719	11,572	—		62,291
Preopening expenses	11,541	548	—		12,089
Impairments of assets	1,053,526	—	—		1,053,526
Affiliate management fees	—	8,145	(8,145	)(c)	—
Other operating charges, net	6,650	29,258	(22,445	)(d)	13,463

Total costs and expenses	3,342,301	367,824	(5,395)		3,704,730

Operating income (loss)	(854,875)	97,364	5,395		(752,116)

Other expense (income)
Interest income	(1,169)	(1,994)	(127	)(a)	(3,290)
Interest expense, net of amounts capitalized	290,004	62,935	26,354	(e)	379,293
Loss on early retirements of debt, net	—	79,571	(79,571	)(f)	—
Other	137	62	—		199

Total other expense, net	288,972	140,574	(53,344)		376,202

Loss before income taxes	(1,143,847)	(43,210)	58,739		(1,128,318)
Income taxes	220,772	—	—	(g)	220,772

Net loss	(923,075)	(43,210)	58,739		(907,546)
Net income attributable to noncontrolling interest	14,210	—	—		14,210

Net loss attributable to Boyd Gaming Corporation	$(908,865)	$(43,210)	$58,739		$(893,336)

Basic net loss per common share	$(10.37)				$(10.19)

Weighted average basic shares outstanding	87,652				87,652

Diluted net loss per common share	$(10.37)				$(10.19)

Weighted average diluted shares outstanding	87,652				87,652

See accompanying notes to unaudited pro forma condensed combined financial information

BOYD GAMING CORPORATION

Notes to Unaudited Pro Forma Combined Statement of Operations

for the year ended December 31, 2012

Note 1 – Historical financial information for Boyd for the year ended December 31, 2012, has been derived from Boyd’s historical financial statements.

Note 2 – Historical financial information for PGL for the period ended November 19, 2012, (the date of its acquisition by Boyd) has been derived from PGL’s historical financial statements.

Note 3 – Following are brief descriptions of the pro forma adjustments to the pro forma combined condensed statement of operations to reflect the acquisition of PGL.

(a)	Miscellaneous adjustments as a result of the impact of the preliminary purchase price allocation on the amortization of certain assets and liabilities.

(b)	To record net incremental depreciation expense due to the adjustment of property and equipment to fair value and the allocation of a portion of the purchase price to amortizing intangible assets. For purposes of this pro forma financial information, depreciation expense related to property and equipment is based on estimated useful lives of 27 to 40 years for buildings, riverboats and barges, and improvements; 9 to 10 years for site and leasehold improvements; and 3 to 6 years for furniture, fixtures and equipment, including gaming equipment. Amortizing intangible assets include the preliminary purchase price allocated to a customer loyalty program, valued at $136.3 million and amortizing on an accelerated basis over an approximate five-year term, and a non-competition agreement, valued at $3.2 million and amortizing over one year. The projected amortization expense for intangible assets to be recognized over the first five years after the closing of the acquisition is as follows:

Year	Amount (in millions)
1	$50.0
2	33.8
3	26.4
4	16.1
5	11.8

(c)	Elimination of the historical management fee paid by PGL to an affiliate. The management agreement was terminated at the closing of the transaction.

(d)	To record the removal of the direct, incremental costs incurred related to the acquisition of PGL by Boyd.

(e)	To record the increase in interest expense incurred on the incremental borrowings incurred by Boyd to fund the acquisition, including amortization of original issue discounts, debt issue costs and deferred finance charges. The pro forma interest expense arising from the additional borrowings has been computed using the stated rate on the $350.0 million of 8.375% senior notes issued in contemplation of the transaction, and the current rates on the term loan and the revolving credit facility of 5.75% and 4.25%, respectively. Each 1/8% change in the floating rate on the approximate $853.0 million borrowed under the new credit facility at closing would result in a change in interest expense of $1.1 million for the year ended December 31, 2012.

(f)	Elimination of the loss on early retirements of debt incurred by PGL to retire all outstanding indebtedness upon consummation of the acquisition in accordance with the terms of the acquisition agreement.

(g)	No pro forma adjustment of the tax provision or benefit is recorded due to a full valuation allowance having been recorded at PGL by Boyd for the 2012 post-acquisition period.